SECU



19007802

SEC Mail Processing Section MAR 01 2019 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Rewire Securities, LLC~~ EquityZen Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 W. 27th St #200
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Haslett (212) 751 - 4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston., Suite 200	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I Philip Haslett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equityzen Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) Rule15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EquityZen Securities, LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2018

EquityZen Securities, LLC

INDEX

December 31, 2018



9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EquityZen Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityZen Securities LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of EquityZen Securities LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EquityZen Securities LLC's management. Our responsibility is to express an opinion on EquityZen Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EquityZen Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Richey May & Co.

We have served as EquityZen Securities LLC's auditor since 2016.

Englewood, Colorado

February 27, 2019

EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018	
ASSETS	
Cash	$ 1,911,479
Accounts receivable	518,052
Prepaid expenses	46,724
Security deposit	10,000
Total assets	$ 2,486,255
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 385,973
Due to Parent	379,939
Total liabilities	765,912
Member's equity	1,720,343
Total liabilities and member's equity	$ 2,486,255

See accompanying notes to financial statements.

1. Nature of business

Nature of Business

EquityZen Securities LLC (the "Company"), is a Delaware limited liability company with its principal place of business in New York. The Company is wholly-owned by EquityZen Inc (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain private placement advisory services on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee for services basis, including placement agent fee for the placement of securities.

2. Summary of significant account policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There were no allowance for doubtful accounts required at December 31, 2018.

Revenue Recognition

Effective January 1, 2018 the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers and the additional related ASUs (Topic 606") using the modified retrospective method which has no impact on the Company's opening member's equity. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. We elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

Placement Fees and Selling Fees

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon agreement on the transaction documentation with its customers and as such is earned on the trade date.

2. Summary of significant account policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company believes the impact of the adoption of the ASU will not be material to the Company's financial statements.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution, which exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of fixed assets, subscriptions, taxes, personnel and other general and administrative services. For the period ended December 31, 2018, the total amount incurred by the Company under this agreement was approximately $1,695,000. The Company paid approximately $1,475,000 in 2018 which includes approximately $160,000 of 2017 allocation expenses. The remainder of approximately $380,000 was a payable to the Parent at December 31, 2018.

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $1,146,000 which was approximately $1,095,000 in excess of its minimum requirement of approximately $51,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2018, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were available to be issued on February 27, 2019. The evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.